

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder and Board of Directors of
Citizens Capital Markets, Inc.
Boston, Massachusetts

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Citizens Capital Markets, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed exemptions from 17 C.F.R. § 240.15c3-3: paragraphs (k)(2)(i) and (k)(2)(ii), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

We have also reviewed management's statements, included in the Exemption Report, in which the Company stated that it is also filing the Exemption Report because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") throughout the year ended December 31, 2021, without exception. The Company's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and Footnote 74.

Deloitte & Touche LLP

February 24, 2022



Exemption Report

Citizens Capital Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemptions from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(i) and §240.15c3-3 (k)(2)(ii);

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2) (i) and (ii) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to proprietary trading, certain firm commitment underwritings and receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

<u>Citizens Capital Markets, Inc.</u>

I, <u>Susan McDonald</u>, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CFO

February 24, 2022

See accompanying report of independent registered public accounting firm.